GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1003, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588

Facsimile:  (604) 681-4760

Email:  gtuskey@telus.net

September 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.   20549

Attention:  Ms. Donna Levy, Attorney

                  Division of Corporation Finance

Dear Ms. Levy:

Re:  Eurasia Energy Limited (the “Company”)

       - Form S-4

       - Filed July 23, 2007

       - File No. 333-144769

       - Form 10-KSB for the fiscal year ended December 31, 2006

       - Filed March 30, 2007

       - Form 10-QSB for the fiscal quarter ended June 30, 2007

       - Filed August 14, 2007

       - File No. 0-50608

Further to your comment letter dated August 22, 2007, we enclose a black-lined and clean copy of the S-4 – Amendment No. 1 Registration Statement.  Our responses to the comments on the Form 10-KSB and Form 10-QSB were filed under cover letter dated September 10, 2007.

Form S-4

General

1.

The consents to approve the conversion were obtained from eight of the Company’s largest shareholders including two members of management.  Management voted 19.68% of the issued shares.  The other individuals were contacted directly by management and provided their consents without reservation.  No solicitation materials were sent out.  A full discussion of the provision of the consents, names of shareholders and percentage of share ownership are set out in the S-4.

2.

We have provided complete responses and blacklined our changes.  We believe we have caught all corresponding changes applicable throughout the document.

3.

The interim financial information has been updated to June 30, 2007 and disclosure has been updated throughout the document.  We have updated the status of the lawsuit with Arawak.

Table of Contents

4.

We have made the change requested.

Risk Factors

General

5.

We have reviewed the risk factors.  With respect, the additional risk factors which you have suggested are inapplicable.  There is little exposure to foreign currency exchange risk in Azerbaijan.  Our funds in Azerbaijan are kept in US dollars.  There are no limitations on the Company’s ability to transfer capital in and out of Azerbaijan.  Our President and Chief Executive Officer, Mr. Nick Baxter, has 15 years of experience operating in Azerbaijan.  There are no risks to investors in regard to their ability to sue the officers and directors or the Company once the Company has re-domiciled in Anguilla.  The Company currently has no assets or office in the U.S. and its officers and directors are domiciled in Canada and the U.K.  The Company’s current primary assets are cash.  The continuation to Anguilla is a litigation neutral event.  In the future, assets that may be held in Azerbaijan would be held in Azeri subsidiary companies.  This would be the case whether the Company was in Nevada or Anguilla.  The principal risk factors facing investors are the lawsuit against the Company by Commonwealth Oil & Gas and the fact that we are focused on securing one project.  These risk factors have been repeated a number of times in the S-4.

Summary, page 3

The Company Which is Converting, page 3

6.

We have clarified that MOU gave the Company the right to negotiate with the State Oil Company of the Azerbaijan Republic.

7.

We have clarified the Company’s status with respect to the Block now that the MOU has expired.

Reasons for the Conversion, page 4

8.

We have clarified the disclosure to explain why accessibility to a jurisdiction midway between North America and Europe is relevant.

What is Needed to Complete the Conversion, page 4

9.

We have revised this section to simplify the discussion of what is required to complete the conversion.

U.S. Federal Income Tax Consequences, page 5

10.

We have revised the language as suggested.  This language has been revised throughout the document wherever Federal Income Tax Consequences are discussed.

Tax Risks, page 8

11.

We have removed the mitigating language.  We have revised the heading to highlight the nature and impact of the tax risks.

“Our Plan of Operation may be considered politically risky due to its focus on the Republic of Azerbaijan…”, page 8

12.

We have deleted the offending sentences.  We have revised the language regarding political events in Azerbaijan or elsewhere in the former Soviet Union.  We have stated that political instability in any country in the former Soviet Union could result in a lack of confidence in our Plan of Operation.  There are no specific political events which we consider likely in Azerbaijan or elsewhere in the former Soviet Union.

“Substantial sales of our common stock could cause our stock price to fall…”, page 8

13.

We have included reference to the securities which were issued in the August, 2007 private placement.

The Conversion, page 9

14.

We have identified each of the shareholders who approved the conversion and the amount of stock each one owns.

Interest of Executive Officers and Directors in the Conversion, page 10

15.

We have described the interest that directors and executive officers have in the conversion.  The secondary interests are rather innocuous but are stated out of caution to ensure full disclosure.  We have stated that one disinterested member of the board of directors approved the conversion and related transactions.

U.S. Federal Income Tax Consequences, page 10

16.

We have obtained and provide, as Exhibit 8.1, an opinion of tax counsel.  Reference to the opinion has been added to the discussion in this section.

Terms of the Plan of Conversion and Related Transactions

Management and Operations after the Conversion, page 15

17.

We have revised the biographies to eliminate gaps regarding dates of employment and ambiguities with regard to time.

Pro Forma Financial Information, page 17

18.

We have made the change requested.

Information About Eurasia

Business

Introduction, page 20

19.

We have updated the discussion in this section to reflect closing on the $1 million private placement.

Employees, page 21

20.

We have revised the disclosure to state that Mr. Baxter currently works full time for the Company.

Management’s Plan of Operations, page 26

21.

We have clarified that the visits to Baku and offshore facilities comprised the field work that was completed regarding the Block.

Comparison of Stockholder Rights

22.

We have revised the presentation in this section as requested.

Filling Vacancies on the Board of Directors, page 30

23.

We have clarified how vacancies are filled both before and after the conversion.

Vote Required for Conversion, page 33

24.

We have stated the vote required for shareholders to authorize other matters before and after the conversion including the election of directors.

Certain Relationships and Related Transactions, page 35

25.

We have amended the disclosure to state that the office space in Vancouver is provided to the Company on a month to month basis.  There is no lease in place and so one has not been filed.  The $500 per month constitutes 25% of the total monthly rent for the office space.

Executive Compensation, page 36

26.

We have expanded the disclosure as requested.

27.

We have revised the summary compensation table as requested.

Stock Option Plans, page 37

28.

We have filed both of the stock option plans as exhibits.

Other Matters

Legal Matters, page 37

29.

Wigley & Associates will provide a legal opinion regarding the effectiveness of the Company’s conversion from Nevada to Anguilla, B.W.I.  Wigley & Associates are counsel in Anguilla.  Clark Wilson, LLP will provide an opinion confirming all issued shares are duly issued as fully paid and non-assessable.  Clark Wilson LLP is the Company’s US counsel.  O’Leary Miller Eaton P.L.L.C. has provided the tax opinion.

Exhibits

Exhibit 5.2 – Opinion of Clark Wilson LLC

30.

We have had the opinion revised in compliance with your comment.  The new opinion is signed and attached as an exhibit.

Undertakings, page 40

31.

We have provided the requested undertaking.

Signature Page

32.

The Form S-4 has been signed as requested.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 4.  Submission of Matters to a Vote of Security Holders, page 6

33.

Response to comment provided under cover letter dated September 10, 2007.

Plan of Operation, page 10

34.

Response to comment provided under cover letter dated September 10, 2007.

Notes to Financial Statements

Note 3 – Significant Accounting Policies, page 20

35.

Response to comment provided under cover letter dated September 10, 2007.

Note 7 – Common Stock, Warrants and Options, page 27

36.

Response to comment provided under cover letter dated September 10, 2007.

Controls and Procedures, page 27

37.

Response to comment provided under cover letter dated September 10, 2007.

Executive Compensation, page 31

38.

Response to comment provided under cover letter dated September 10, 2007.

Exhibits 31.1 and 31.2

39.

Response to comment provided under cover letter dated September 10, 2007.

Form 10-QSB for the Quarter ended June 30, 2007

40.

Response to comment provided under cover letter dated September 10, 2007.

I look forward to receiving notification that the S-4 has been accepted for filing or additional comments at your earliest convenience.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures